Exhibit 99.1

Recon Technology Announces 1-for-18 Reverse Stock Split

BEIJING, April 25, 2024 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company") announced today that the Company’s shareholders approved on March 29, 2024 to effect a reverse stock split of the Company's Class A ordinary shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024.

The objective of the reverse stock split is to enable the Company to regain compliance with the NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on May 1, 2024, the Company’s ordinary shares will trade on the NASDAQ Capital Market on a split-adjusted basis, under the same symbol "RCON" but under a new CUSIP Number, G7415M132.

The reverse stock split will reduce the number of Class A ordinary shares issued and outstanding from approximately 141,803,218 to approximately 7,877,956 (subject to adjustment due to the effect of rounding fractional shares into whole shares).

As a result of the reverse stock split, each eighteen pre-split Class A ordinary shares outstanding will automatically combine and convert to one issued and outstanding Class A ordinary share without any action on the part of the shareholder. No fractional ordinary shares will be issued to any shareholders in connection with the reverse stock split. Each shareholder will be entitled to receive one Class A ordinary share in lieu of the fractional share that would have resulted from the reverse stock split.

About Recon Technology, Ltd.

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

The Company

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd

Phone: +86 (10) 8494-5799

Email: info@recon.cn